UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Vivid Seats, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

92854T100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Eldridge Industries, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 100,243,630(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 100,243,630(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,243,630(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 81.74%(2)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)Represents (i) 52,057,173 shares of Class A common stock (“Class A Shares”), (ii) 45,686,457 Class A Shares acquirable by the Reporting Person in respect of warrants to acquire Class A Shares including (a) 11,686,457 warrants exercisable at $11.50 (the “Private Placement Warrants”) and (b) 34,000,000 warrants exercisable 50% at $10.00 per share and 50% at $15.00 per share (the “Public Warrants”, together with the Private Placement Warrants, the “Warrants”) and (iii) 2,500,000 Class A Shares underlying an option (obligation to purchase) at $9.77 per share (the “Option”).

(2) Calculated based on (i) 76,948,433 Class A Shares outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 45,686,457 Class A Shares issuable in connection with the Warrants.

1.	Names of Reporting Persons Todd L. Boehly
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 100,243,630(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 100,243,630(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,243,630(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 81.74%(2)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1)Represents (i) 52,057,173 Class A Shares, (ii) 45,686,457 Class A Shares acquirable by the Reporting Person in respect of the Warrants and (iii) 2,500,000 Class A Shares underlying the Option.

(2) Calculated based on (i) 76,948,433 Class A Shares outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 45,686,457 Class A Shares issuable in connection with the Warrants.

1.	Names of Reporting Persons Horizon Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 61,236,457(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 61,236,457(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,236,457(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 49.93%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)Represents (i) 15,550,000 Class A Shares and (ii) 45,686,457 Class A Shares acquirable by the Reporting Person in respect of the Warrants.

(2) Calculated based on (i) 76,948,433 Class A Shares outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 45,686,457 Class A Shares issuable in connection with the Warrants.

1.	Names of Reporting Persons Post Portfolio Trust, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 36,507,173
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 36,507,173

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,507,173
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 29.77%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Calculated based on (i) 76,948,433 Class A Shares outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 45,686,457 Class A Shares issuable in connection with the Warrants.

Item 1(a).	Name of Issuer

Vivid Seats, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

111 N. Canal St., Suite 800 Chicago, IL 60606

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)         Eldridge Industries, LLC

(ii)        Todd L. Boehly

(iii)        Horizon Sponsor, LLC

(iv)        Post Portfolio Trust, LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

600 Steamboat Road Greenwich, CT 06830

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

92854T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)           Amount beneficially owned:

See response to Item 9 on each cover page.

(b)           Percent of Class:

See response to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Horizon Sponsor, LLC and Post Portfolio Trust, LLC are each indirectly controlled by Eldridge Industries, LLC. Todd L. Boehly is the indirect controlling member of Eldridge and, in such capacity, may be deemed to have voting and dispositive power over the reported securities. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         February 10, 2022

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Horizon Sponsor, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Post Portfolio Trust, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A               Joint Filing Agreement, dated as of February 10, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, of Vivid Seats, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:         February 10, 2022

/s/ Todd L. Boehly
Todd L. Boehly

Eldridge Industries, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Horizon Sponsor, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory

Post Portfolio Trust, LLC

By:	/s/ Todd L. Boehly
	Name:	Todd L. Boehly
	Title:	Authorized Signatory